Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934

For the month of October 2004

                               BACHOCO INDUSTRIES
                 (Translation of Registrant's name into English)

                          Avenida Tecnologico No. #401
                            38010 Celaya, Guanajuato
                          (Address of principal office)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F [X]       Form 40-F [_]

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes [_] No [X]

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               Industrias Bachoco, S.A. de C.V.
                                                        (Registrant)

Date: October 25, 2004                         By /s/ Daniel Salazar Ferrer
                                                  ------------------------------
                                                  Daniel Salazar Ferrer, CFO

                Bachoco Announces its Third Quarter 2004 Results

    CELAYA, Mexico, Oct. 25 /PRNewswire-FirstCall/ -- Industrias Bachoco S.A. de C.V. (NYSE: IBA) (BMV: Bachoco UBL) ("Bachoco" or "the Company"), Mexico's leading producer and processor of poultry products, today announced its unaudited results for the third quarter and nine-month period ended September 30, 2004. All figures have been prepared in accordance with Mexican GAAP and are stated in constant Mexican pesos as of September 30, 2004.

    Third Quarter 2004 Highlights:
    -- The Company reached the highest quarterly sales in its history at
       Ps.3,289.0 million compared with Ps. 2,635.1 in 3Q03.
    -- Sales increased in all product lines, with chicken, in particular, showing a 27.0% improvement, while sales of eggs had an increase of 14.7% compared with 3Q03.
    -- Gross margin was 20.1% for the quarter compared to 16.5% during 3Q03. -- EBITDA reached Ps. 360.0 million, three times higher than Ps.119.5 for
       3Q03.
    -- EPS was Ps. 0.58 for the quarter, compared to Ps. 0.25 in 3Q03

    Comments from the CEO:
    Cristobal Mondragon, CEO of Bachoco, stated, "During this quarter the Mexican economy continued showing signs of recovery. The poultry industry benefited from a decrease in raw material prices as Mexico observed a more stable supply of chicken in the Mexican market.
    We are satisfied with the results achieved by the Company in this quarter, as they improved substantially compared with the same quarter of 2003.
    Particularly, our sales were the highest for a single quarter in the company's history, with increases in volumes and prices for our main product lines. Our chicken volumes increased more than 8% as the Company completed both of our grow-out projects at the Northwest and the Peninsula complexes.
    At the same time, the Company reached an operating margin of 7.8%.
    The financial situation of the company remains strong with cash and cash equivalents of Ps. 2,088 million, while our debt remains at low levels. In addition, CAPEX continues to be financed entirely through resources generated by the Company's operations. CAPEX for this quarter was Ps. 65.4 million."

    THIRD QUARTER 2004 RESULTS

    Net Sales
    Net sales for the quarter reached Ps. 3,289.0 million, an increase of 24.8% compared to Ps. 2,635.1 million reported for 3Q03. This was mainly due to an increase of 27.0% in chicken sales, 37.7% in swine sales, 14.7% in egg sales and 14.5% in balance feed sales.

    Net Sales by product line        3Q03                   3Q04
                                       %                      %
    CHICKEN                        78.03%                 79.38%
    EGGS                           11.22%                 10.30%
    BALANCE FEED                    7.16%                  6.57%
    SWINE AND OTHER LINES           3.59%                  3.74%
    TOTAL COMPANY                    100%                   100%

    Operating Results
    Bachoco's gross margin was 20.1% in 3Q04, compared to 16.5% in 3Q03, mainly due to a recovery in prices of our main product lines. Consequently, the Company's operating margin was 7.8%, compared to 1.0% in the same quarter of 2003. EBITDA during the quarter reached Ps. 360.0 million.

    Taxes
    Taxes recognized by the Company during the quarter were Ps. 79.9 million, which includes a negative effect of Ps. 31.3 million as per Bulletin E-1.

    Net Income
    Net income for the three-month period ended September 30, 2004, was Ps. 173.4 million. Earnings per share reached Ps. 0.58, compared to Ps. 0.25 reported for the same period of 2003.

    RESULTS BY BUSINESS SEGMENT

    Chicken
    The volume of chicken sold during the quarter increased by 27.0% with respect to the same quarter of last year. This improvement was due to the completion of important expansion efforts that Bachoco undertook at the Northwestern Complex and the Peninsula complex. On the other hand, we have had a more stable chicken supply in Mexico and demand remained firm during the quarter, so our chicken prices increased 17.3% compared with 3Q03.

    Table Eggs
    Sales of table eggs increased by 14.7%, as a result of a 7.7% recovery in prices due to a more stable supply of table eggs in the country and an improvement of 6.5% in volume sold. Bachoco continues to work on improving the sales mix by introducing pre-packaged products with high-brand identification.

    Balance Feed
    Sales of balance feed increased 14.5% with respect to the same quarter of last year, as a result of a price increase of 13.5%. Volume sold for the quarter were slightly higher than in 3Q03.

    Swine and Other Lines
    Sales of swine increased 37.7%, as a result of an increase of 1.6% in volume sold and 35.5% in price. This was the result of a better balance between supply and demand.

    FIRST NINE MONTHS 2004 RESULTS

    Net Sales
    Net sales for the nine-month period reached Ps. 9,581.0 million, compared to Ps. 8,200.2 million reported for the same period of 2003, which shows an increase of 16.8%. This was mainly due to increases of 17.3% in table egg sales, 33.9% in swine, 17.0% in chicken and 10.5% in balance feed. These changes were mainly the result of increases in volume and prices of our main product lines.

    Net Sales by product line      FIRST NINE           FIRST NINE
                                    MONTHS 03           MONTHS 04
    CHICKEN                           78.26%              78.38%
    EGGS                              10.91%              10.95%
    BALANCE FEED                       7.05%               6.67%
    SWINE AND OTHER LINES              3.78%               3.99%
    TOTAL COMPANY                       100%                100%

    Operating Results

    Bachoco's gross margin reached 17.0% during the first nine months of 2004, compared to 20.3% in 2003, mainly due to increases in the unit cost of sales for our main product lines, which were affected by price increases in the cost of raw materials. Consequently, the Company's operating margin was 4.4% compared to 5.7% in the same nine-month period of 2003. EBITDA during the period reached Ps. 725.8 million.

    Taxes
    Taxes recognized by the Company during the nine-month period were Ps. 116.3 million, which includes the negative effect of Bulletin E-1 in the amount of Ps. 29.3 million.

    Net Income
    Net income for the nine-month period ended September 30, 2004 was Ps. 327.8 million. Earnings per share reached Ps. 1.09, compared to Ps. 1.64 reported for the same period of 2003.

    Balance Sheet
    The Company maintained its healthy financial structure at the end of second quarter of 2004. Liquidity remained solid with cash and cash equivalents of Ps. 2,088.0 million as of September 30, 2004. Debt levels remained low at Ps. 175.7 million as of September 30, 2004.
    The current ratio reached 4.2x to 1.0x. Capex during the nine-month period was Ps. 341.8 million, financed entirely through resources generated by the operations.

    Company Description
    Industrias Bachoco S.A. de C.V. is Mexico's leading producer and processor of poultry products with over 700 production and distribution facilities throughout the country. The Company is also Mexico's third largest producer of table eggs. It sells swine to meat packers for the production of pork products and is an important player in the balanced feed industry. The Company posted net sales of Ps. 956.3 million for fiscal 2003 divided among the Company's four main product lines as follows: 78.03% chicken and chicken-related products, 7.1% balance feed, 11.9% table eggs, and 3.71% swine and other lines.
    Industrias Bachoco's shares are listed on the Mexican Stock Exchange and its American Depositary Shares (ADS) are listed on the New York Stock Exchange. One ADS represents six units each consisting of one Series B and one Series L Share. For more information, please visit Bachoco's website at http://www.bachoco.com.mx.

    This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ, include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company's Investor Relations Department.

    **SEE ATTACHED TABLES**


              INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
                 Condensed Consolidated Statements of Income
            (millions of constant pesos as of September 30, 2004,
             and millions of U.S. dollars, except per share data)

                                                  Three Months Ended
                                           Sept '30     Sept '30     Sept '30
                                            2004(1)        2004         2003

     Net Sales                          US$    289   Ps.  3,289   Ps.  2,635
     Cost of Sales                             231        2,628        2,200
     Gross Profit                               58          661          435
     Selling, general and administrative        35          404          409
      expenses
     Operating Income                           23          257           25
     Comprehensive Financing Cost
      (Income)
     Interest Expense (Income)                  (2)         (25)         (61)
     Foreign Exchange Loss (gain)               (0)          (2)         (21)
     Gain from Monetary Position                 1            6            5
     Total Comprehensive Financing Cost         (2)         (21)         (77)
      (Income)
     Other Income Net                           (2)         (24)           8
     Income before Provisions for Income
      Tax, Employee profit Sharing and
      Minority Interest                         22          254          111
     Provisions for:
      Income Tax, Asset Tax, and
      Asset Tax                                 (1)          (8)          (9)
     Employee Profit Sharing                    --           --           --
      Deferred Income Taxes                     (4)         (41)         (15)

     Income before Minority Interest            18          205           88

     Minority Interest                          (0)          (0)          (1)

     Net Income                                 18          205           87
     Effects of Bulletin E-1                    (3)         (31)         (13)
     Net income after Bulletin E-1              15          173           74
     Weighted Average Units Outstanding    299,730      299,730      298,754
     (in Thousands)
     Net Income per Unit                      0.05         0.58         0.25
     Dividend per Unit                          --           --           --


              INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
                 Condensed Consolidated Statements of Income
            (millions of constant pesos as of September 30, 2004,
             and millions of U.S. dollars, except per share data)

                                               Nine months ended
                                              Sept '30    Sept '30    Sept '30
                                               2004(1)       2004        2003

      Net Sales                          US$      842  Ps.  9,581  Ps.  8,200
      Cost of Sales                               699       7,955       6,533
      Gross Profit                                143       1,626       1,667
      Selling, general and administrative         106       1,206       1,199
       expenses
      Operating Income                             37         420         468
      Comprehensive Financing Cost
       (Income)
      Interest Expense (Income)                    (5)        (56)       (123)
      Foreign Exchange Loss (gain)                 (4)        (42)        (30)
      Gain from Monetary Position                   1           6          13
      Total Comprehensive Financing Cost           (8)        (92)       (140)
       (Income)
      Other Income Net                             (6)        (69)        (30)
      Income before Provisions for Income
       Tax , Employee profit Sharing and
       Minority Interest                           39         443         579
      Provisions for:
       Income Tax, Asset Tax, and
       Asset Tax                                   (1)        (12)        (32)
      Employee Profit Sharing                      --          --          --
       Deferred Income Taxes                       (7)        (75)        (89)

      Income before Minority Interest              31         356         458

      Minority Interest                             0           1          (3)

      Net Income                                   31         357         455
      Effects of Bulletin E-1                      (3)        (29)        (13)
      Net income after Bulletin e-1                29         328         489
      Weighted Average Units Outstanding      299,641     299,641     298,106
      (in Thousands)
      Net Income per Unit                        0.10        1.09        1.64
      Dividend per Unit                          0.07        0.81        1.06

     (1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps.11.385 per U.S. dollar, the noon buying rate at September 30, 2004.


              INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
                    Consolidated Condensed Balance Sheets
            (millions of constant pesos as of September 30, 2004,
             and millions of U.S. dollars, except per share data)

                                      Sept '30        Sept '30        Dec. 30
                                      2004 (1)          2004            2003
    ASSETS
    Current Assets:
     Cash and Cash
      Equivalents                  U.S.$  183      Ps.  2,088      Ps.  1,649
     Accounts Receivable less
      Allowance for Doubtful
     Accounts                              35             397             421
     Inventories                          200           2,282           1,792
     Other Current Assets                  16             181             311
    Total Current Assets                  435           4,947           4,173
     Net Property, Plant and Equipment    704           8,014           8,546
     Other Non Current Assets              30             342             313
    Total Non Current Assets              734           8,356           8,860
    TOTAL ASSETS                  U.S.$ 1,168      Ps. 13,303      Ps. 13,032

    LIABILITIES
    Current Liabilities
     Notes Payable to
      Banks                        U.S.$    9      Ps.    100      Ps.     61
     Trade Accounts Payable                64             731             429
     Other Accrued Liabilities             27             305             172
    Total Current Liabilities             100           1,136             663
    Long-Term Debt                          7              76              98
    Labor Obligations                       4              49              32
    Deferred Income Taxes                 143           1,631           1,671
    Total Long-Term Liabilities           154           1,756           1,801
    TOTAL LIABILITIES                     254           2,892           2,464
    STOCKHOLDERS' EQUITY
     Capital stock                        178           2,021           2,055
    Premium in Public Offering of
     Shares                                51             578             635
     Retained Earnings                  1,011          11,514          11,387
     Net Income for the Year               29             328             562
     Deficit from Restatement of
      Stockholders' Equity               (266)         (3,033)         (3,021)
    Reserve for Repurchase of Shares       18             210             177
     Minimum Seniority Premium
      Liability Adjustment                  0               0              (2)
     Effect of Deferred Income Taxes     (109)         (1,246)         (1,267)
    Total Majority Stockholder's Equity   911          10,372          10,525
    Minority Interest                       3              39              43
    TOTAL STOCKHOLDERS' EQUITY            914          10,411          10,569
    TOTAL LIABILITIES AND
    STOCKHOLDERS' EQUITY          U.S.$ 1,168      Ps. 13,303      Ps. 13,032

    (1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.385 per U.S. dollar, the noon buying rate at September 30, 2004.


              INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
      Condensed Consolidated Statements of Changes in Financial Position
            (millions of constant pesos as of September 30, 2004,
                        and millions of U.S. dollars)


                                        Sept '30         Sept '30     Sept '30
                                         2004(1)             2004       2003
    OPERATING ACTIVITIES:
     Net Income                         US$   29        Ps.   328   Ps.  489

     Adjustments to Reconcile Net Income
      to Resources
    Provided by Operating Activities:
    Depreciation and Others                   27              303        273
    Changes in Operating Assets and
     Liabilities                              41              462        226
    Deferred Income Taxes                     (1)             (13)        65
    RESOURCES PROVIDED BY OPERATING
     ACTIVITIES                               95            1,079      1,053
    FINANCING ACTIVITIES:
     Increase of Capital Stock                 0                0          0
     Proceeds from Long-term Debt              0                4        (40)
     Proceeds from Short-term Debt            25              280         73
     Repayment of Long-term Debt and
      Notes Payable                          (23)            (259)      (142)
     Decrease in Long-term Debt in
      Constant Pesos                          (0)              (5)        76
     Cash Dividends Paid                     (21)            (243)      (317)
    RESOURCES PROVIDED BY (USED IN)
     FINANCING
    ACTIVITIES                               (20)            (224)      (349)
    INVESTING ACTIVITIES:
     Acquisition of Property, Plant and
      Equipment                              (32)            (342)      (465)
     Minority Interest                        (0)              (3)         2
     Others                                   (4)             (45)         5
    RESOURCES USED IN INVESTING
     ACTIVITIES                              (36)            (390)      (459)
    NET (DECREASE) INCREASE IN CASH AND
     CASH
    EQUIVALENTS                               39              466        245
    CASH AND CASH EQUIVALENTS AT
     BEGINNING OF
    PERIOD                                   142            1,622      1,823
    CASH AND CASH EQUIVALENTS AT END OF
    PERIOD                               US$ 182        Ps. 2,088  Ps. 2,068

    (1) Peso amounts have been translated in to U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.385 per U.S. dollar, the noon buying rate at September 30, 2004.

SOURCE  Industrias Bachoco, S.A. de C.V.
    -0-                             10/25/2004

    /CONTACT: IR Contacts: Daniel Salazar Ferrer, CFO, or Maria Appendini Marino, IRO, +011-52-461-61-835-55, or maria.appendini@bachocho.net, both of Industrias Bachoco; or in New York, Kevin Kirkeby, +1-646-284-9416, or kkirkeby@hfgcg.com, or Lauren Puffer, +1-646-284-9426, or lpuffer@hfgcg.com, both for Industrias Bachoco/
    /First Call Analyst: /
    /FCMN Contact: kkirkeby@hfgcg.com /
    /Web site:  http://www.bachoco.com.mx /
    (IBA)

CO:  Industrias Bachoco, S.A. de C.V.
ST:  Mexico
IN:  AGR FOD
SU:  ERN